UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 52424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#163 510 Bering Street, Suite 300
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Emerson (713) 225-3028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Blvd, #1600 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Emerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Investments, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARLIGHT INVESTMENTS, LLC

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2010

STARLIGHT INVESTMENTS, LLC

December 31, 2010

TABLE OF CONTENTS

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Manager of Starlight Investments, LLC:

We have audited the accompanying statement of financial condition of Starlight Investments, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Investments, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
February 16, 2011

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

STARLIGHT INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Current Assets	
Cash and cash equivalents	$ 32,486
Short term investments	14,066
Prepaid expenses	4,708
Total current assets	51,260
TOTAL ASSETS	$ 51,260
Liabilities and Members' Equity	
Current Liabilities	
Accounts payable	25,133
Total liabilities	25,133
Member's equity	26,127
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 51,260

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Statement of Operations
Year Ended December 31, 2010

Revenues	
Operating income	$ 665,014
Unrealized gain on short term investments	4,458
	669,472
Expenses	
Commissions and consulting fees	396,021
General and administrative expenses	321,953
Registration and license fees	12,209
Total expenses	730,183
Loss from operations	(60,711)
Other income	
Interest income	62
NET LOSS	$ (60,649)

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

		Total
Balances at January 1, 2010	$	49,276
Net loss		(60,649)
Member contribution		37,500
Balances at December 31, 2010	$	26,127

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities:	
Net loss	$ (60,649)
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on short term investment	(4,458)
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(1,034)
Decrease in accounts receivable	4,678
Increase in accounts payable and other	21,909
Net cash used in operating activities	(39,554)
Cash Flows From Investing Activities:	
Proceeds from short term investments	13,870
Net cash provided by investing activities	13,870
Cash Flows From Financing Activities:	
Member contribution	37,500
Net cash provided by financing activities	37,500
Net increase in cash	11,816
Cash at beginning of year	20,670
Cash at end of year	$ 32,486

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Notes to the Financial Statements
December 31, 2010

Note 1: Nature of Business

Starlight Investments, LLC (the "Company") was organized on November 30, 1999 as a Texas limited liability company. The Company is wholly-owned by its Managing Director, Bryan Emerson. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

The Company is owned by one owner. If necessary, the owner will provide financial support to the Company sufficient to satisfy its obligations as they become due until at least January 1, 2012.

Note 2: Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term highly liquid investments which are readily convertible to cash and have maturities as of the date of purchase of three months or less as cash equivalents.

Accounts Receivable
Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables,

historical collection information and existing economic conditions. Accounts receivable are due 10 to 60 days after the issuance of the invoice. Accounts past due more than 30 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Revenue Recognition
The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions, and providing financial services for its clients. Revenues are recognized when earned.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Income Taxes
The Company is not recognized as a taxable entity for federal income tax purposes; therefore, no federal income tax expense has been recorded in the financial statements. The Company did not incur Texas Franchise Tax since the gross receipts were less than $1 million.

Note 3: Short Term Investments

The Company has short term investments of $9,640 in equity securities. The investments are recorded at fair market value and the unrealized gain during 2010 was about $3,200.

The Company has investments in silver of $4,426, held by Bank of Texas. The investments are recorded at fair market value and the unrealized gain during 2010 was about $1,300.

Note 4: Commitments and Contingencies

At December 31, 2010, the Company was not involved in any claim or legal action.

Note 5: Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2010, the Company's net capital, as defined, of $19,324 exceeded the required minimum by $14,324 and its ratio of aggregate indebtedness to net capital was 1.3 to 1.

STARLIGHT INVESTMENTS, LLC
Notes to the Financial Statements
December 31, 2010

Note 6: Defined Contribution Plan

The Company has a simplified employee pension plan (the SEP Plan) under Section 408(k) of the U.S. Internal Revenue Code covering all employees upon employment. Employer contributions are discretionary each year. Employee contributions are not allowed. There was no employer contribution for the year ended December 31, 2010.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2010.

Note 8: Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 9: Securities Investor Protection Corporation

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has been submitted since the Company generated revenue over $500,000 during 2010.

Note 10: Fair Value Measurement

According to *Accounting Standard Codification 820*, fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three-tier valuation hierarchy based upon observable and non-observable inputs is:

Level 1- Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2- Significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3- Significant unobservable inputs that cannot be corroborated by observable market date and reflect the use of significant management judgment.

Assets and Liabilities that are measured at Fair Value on a Recurring Basis

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company has assets that are accounted for at fair value on a recurring basis which related to the brokerage account and investments in silver. At December 31, 2010, fair market value using a Level 1 for the brokerage account and the investment in silver was $9,640 and $4,426, respectively.

Note 11: Member's Equity

During 2010, member made cash contributions to the Company in the amount of $37,500.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
STARLIGHT INVESTMENTS, LLC

December 31, 2010

COMPUTATION OF NET CAPITAL			
Total assets		$	51,260
Less - total liabilities			(25,133)
Net worth			26,127
Deductions from and/or charges to net worth			
Total non-allowable assets	(4,708)		
Other deductions or charges	-		
Total deductions from net worth	-		(4,708)
Net capital before haircuts on securities positions			21,419
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	(2,095)		
Undue concentration	-		(2,095)
Net capital *		$	19,324

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	1,676		
Minimum Dollar Requirement		5,000	$	5,000
Net capital				19,324
Excess Net Capital			$	14,324
Aggregate Indebtedness			$	25,133
Ratio of aggregate indebtedness to net capital				130.06%
Ratio of subordinated indebtedness to debt/equity total				N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on February 17, 2011, is not required as no difference exist.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
AS REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION
ACT OF 1934

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Manager of Starlight Investments, LLC

In planning and performing our audit of the financial statements of Starlight Investments, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

MJ

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 16, 2011

STARLIGHT INVESTMENTS, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2010

MJ | McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Manager of Starlight Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Starlight Investments, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences after rounding;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 16, 2011